SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement by Scottish Power plc, issued on January 12, 2005, regarding its overall gas and electricity customer base in the UK.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 12, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER UK CUSTOMERS TOP THE FIVE MILLION MARK

ScottishPower today announced it had taken its overall gas and electricity customer base in the UK to more than five million for the first time.

Charles Berry, ScottishPower’s Executive Director UK, said: “We are delighted to have passed this milestone. This organic growth has been achieved through offering innovative products, such as our capped price offer, at competitive prices as well as expanding our sales channels. The low ‘cost of capture’ means value is added immediately to our business.”

ScottishPower is today holding a conference for analysts and institutional investors in New York at 1400 (Eastern standard time) covering its UK Division. No material new information will be disclosed in the presentations and there will be no update on current trading.

There will be a live web cast of the presentation available from www.scottishpower.com/forinvestors

Wednesday 12 January 2005

Information:

Media Relations	Colin McSeveny	0141 636 4515
Investor Relations	Shelby Bell	0141 636 4527